March 30, 2020

Michael J. Hennigan
President and Chief Executive Officer
MPLX LP
200 E. Hardin Street
Findlay, OH 45840

       Re: MPLX LP
           Registration Statement on Form S-4
           Filed March 20, 2020
           File No. 333-237317

Dear Mr. Hennigan:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that the forum selection provision in Section 16.9 of your Fifth Amended and
       Restated Agreement of Limited Partnership identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims, suits, actions or proceedings "brought in a derivative manner on behalf of the Partnership." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and
 Michael J. Hennigan
MPLX LP
March 30, 2020
Page 2
         regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Lauren Nguyen, Legal
Branch Chief, at (202) 551-3642 with any questions.



FirstName LastNameMichael J. Hennigan                          Sincerely,
Comapany NameMPLX LP
                                                               Division of
Corporation Finance
March 30, 2020 Page 2                                          Office of Energy
& Transportation
FirstName LastName